Exhibit 99.1

Commission File Number 001-31914

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

APPROVAL OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

BY CBIRC

The annual general meeting 2018 (the “AGM”) of China Life Insurance Company Limited (the “Company”) was held on May 30, 2019. The AGM reviewed and passed the proposal on the amendments to the Articles of Association of the Company. In order to adapt to the changes in the regulatory environment and laws, regulations and regulatory rules, the Company amended the Articles of Association of the Company in accordance with the provisions of Guidance on the Articles of Association of Insurance Companies (Bao Jian Fa [2017] No. 36) issued by the China Banking and Insurance Regulatory Commission (the “CBIRC”) and the requirements of the security regulatory authorities of the places where the Company is listed.

The Company has recently received the Approval of the Amendments to the Articles of Association of the Company (Yin Bao Jian Fu [2019] No. 822) from CBIRC. Pursuant to this approval, the amendments to the Articles of Association of the Company made at the AGM have been approved by the CBIRC.

The Articles of Association of the Company as amended will take effect from the date of approval by CBIRC, please refer to the website of Shanghai Stock Exchange (www.sse.com.cn) for the full text.

Board of Directors of China Life Insurance Company Limited

September 11, 2019